Filed Pursuant to Rule 253(g)(2)
File No. 024-10567

FUNDRISE MIDLAND OPPORTUNISTIC REIT, LLC

SUPPLEMENT NO. 11 DATED JULY 20, 2017
TO THE OFFERING CIRCULAR DATED SEPTEMBER 30, 2016

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Midland Opportunistic REIT, LLC (the “Company”, “we”, “our” or “us”), dated September 30, 2016 and filed by us with the Securities and Exchange Commission (the “Commission”) on October 5, 2016 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset Acquisitions.

Asset Acquisitions

Acquisition of Controlled Subsidiary Investment – Vukota Chestnut Springs Apartments, LLLP

On July 17, 2017, we directly acquired ownership of a “majority-owned subsidiary,” Vukota Chestnut Springs Apartments, LLLP (“Vukota Chestnut Springs Controlled Subsidiary”) from National Commercial Real Estate Trust, LLC, a Delaware statutory trust (“National Commercial Real Estate Trust”) and wholly-owned subsidiary of our sponsor, for the purchase price of $265,000, which is the initial stated value of the Vukota Chestnut Springs Controlled Subsidiary (the “Vukota Chestnut Springs Investment”).  Other than with regard to the purchase of the Vukota Chestnut Springs Investment and certain other real estate investments, neither our Manager nor we are affiliated with Vukota, which oversees day-to-day operations of Vukota Chestnut Springs. The Vukota Chestnut Springs Investment was funded with proceeds from our Offering.

Vukota Chestnut Springs is managed by the principals of Vukota Chestnut Springs Apartments, LLLP, a Colorado limited liability partnership (“Vukota Chestnut Springs LLLP”), Colorado based real estate firm. Vukota Capital Management’s investment strategy in the multi-family sector is to acquire properties below replacement cost in growing supply constrained communities where, over the long-term, rents are expected to increase above the rate of inflation. A typical property acquisition will range between 50 to 350 units or a $3.0 million to $35.0 million purchase price. Vukota Capital Management’s multifamily portfolio consists of at least four properties worth over $21 million.

The initial proceeds from the Vukota Chestnut Springs Investment were used by Vukota Capital Management for the acquisition of a stabilized 92-unit apartment complex located at 4315-4331 N. Chestnut Street, Colorado Springs, CO 80907 (the “Vukota Chestnut Springs Property”).  Vukota Chestnut Springs is well-located within easy walking distance of the Garden of Gods retail corridor with more than 600,000 SF of shopping, dining, and entertainment venues.

Pursuant to the agreements governing the Vukota Chestnut Springs Controlled Subsidiary (the “Vukota Chestnut Springs Operative Agreements”), our consent is required for all major decisions regarding the Vukota Chestnut Springs Property. The Vukota Chestnut Springs Controlled Subsidiary is required to redeem our Vukota Chestnut Springs Investment by September 1, 2025 (the “Vukota Chestnut Springs Redemption Date”). In the event that the Vukota Chestnut Springs Controlled Subsidiary Investment is not redeemed by the Vukota Chestnut Springs Redemption Date, pursuant to the Vukota Chestnut Springs Operative Agreements, we have the right, in our discretion, to force the sale of the Vukota Chestnut Springs Property outright. The Vukota Chestnut Springs Controlled Subsidiary may redeem our Vukota Chestnut Springs Controlled Subsidiary Investment in whole or in part without penalty during the term of the Vukota Chestnut Springs Investment.

Vukota Chestnut Springs LLLP closed on the acquisition on September 1, 2015 with a 10-year, fixed-rate permanent loan with Freddie Mac with a principal balance of $4.2 million, as well as with equity of $788,700. The property will appreciate in value with ongoing rent increases as the senior debt is paid off prior to an exit via refinancing or sale by September 2025.

Vukota Capital Management closed on the acquisition of the Vukota Chestnut Springs Property in September 2015, at a purchase price of $5,253,700.

The Vukota Chestnut Springs Property was constructed in 1969. The complex consists of 92 total residential units in 4 three- story apartment buildings with a total net rentable area of approximately 47,472 square feet. Additional amenities at the Property include a swimming pool, picnic area, on-site laundry facilities, and 166 open parking spaces. The Property apartment buildings are wood framed on below grade concrete slabs.

Pursuant to the agreements governing the Vukota Chestnut Springs Investment, we are entitled to receive a 12% per annum economic return, with 12% per annum to be paid current on a quarterly basis. Based on the purchase price of the Vukota Chestnut Springs Property, the Vukota Chestnut Springs Investment features an 85.0% LTV (aggregate with senior debt).

The principal of Vukota has provided the holders of the Vukota Chestnut Springs Investment with standard carve-out and springing guaranties.

As the Vukota Chestnut Springs Investment was purchased from National Commercial Real Estate Trust, an affiliate of our Manager, the Independent Representative reviewed and approved of the transaction prior to its consummation.

Located in El Paso County and just 60 miles south of Denver, Colorado Springs is the second largest metropolitan area in Colorado. Known for its natural attractions and mild climate, the Springs area experiences 300 days of sunshine annually. The community’s beautiful setting and high quality-of-life has helped to build a growing community of academic, government, high-tech, non-profit, and defense-related businesses.

Technology, health care, financial services, nonprofits, and light manufacturing companies make up the bulk of Colorado Springs employment. The local economy is one of the strongest in the United States, with an unemployment rate of only 5.3%. The Greater Colorado Springs Economic Dev. Corp. estimates that military and defense- related employers make up just over a third of the metropolitan area’s economy, with four major military installations which include Schriever AFB (8,000+), FT. Carson (26,000+), Peterson AFB (NORAD) (6,000+), and US Air Force Academy (2,000+).

Colorado Springs is an attractive market for businesses, particularly high-tech and medical-related companies, due to the high quality of life and highly educated workforce. Recently, MoneyRates.com ranked Colorado Springs the 5th “Best Place to Live,” and 5th in “Ten Places Where Rents Are On The Rise” by Huffington Post. The cost of living in Colorado Springs is just below the national average, while Denver to the north is just above the average.

The same quality-of-life features that make Colorado Springs attractive to employers looking to recruit and retain high-quality workers also bring substantial tourism to the region. The city-owned Garden of the Gods Park is one of the area’s most popular recreation spots, and the famed Broadmoor hotel hosts thousands of tourists and vacationers monthly from all over the world. Historic Colorado City and Manitou Springs, contiguous to Colorado Springs, attract many people looking for a taste of the Old West, and the casinos at nearby Cripple Creek are a popular draw as well. Other significant attractions include the U.S. Olympic Training Center, Pikes Peak, and the United States Air Force Academy.

Colorado Springs has recently experienced some of the strongest apartment fundamentals in the past 15 years. Recent market vacancy was 4.8%, with market-wide rent growth of 6.0%.

Acquisition of Controlled Subsidiary Investment – Vukota Wind River Place GP, LLLP

On July 17, 2017, we directly acquired ownership of a “majority-owned subsidiary,” Vukota Wind River Place GP, LLLP (“Vukota Wind River Place Controlled Subsidiary”) from National Commercial Real Estate Trust, LLC, a Delaware statutory trust (“National Commercial Real Estate Trust”) and wholly-owned subsidiary of our sponsor, for the purchase price of $375,000, which is the initial stated value of the Vukota Wind River Place Controlled Subsidiary (the “Vukota Wind River Place Investment”).  Other than with regard to the purchase of the Vukota Wind River Place Investment and certain other real estate investments, neither our Manager nor we are affiliated with Vukota, which oversees day-to-day operations of Vukota Wind River Place. The Vukota Wind River Place Investment was funded with proceeds from our Offering.

Vukota Wind River Place is managed by the principals of Vukota Wind River Place GP, LLLP, a Colorado limited liability partnership (“Vukota Wind River Place GP, LLLP”), Colorado based real estate firm. Vukota Capital Management’s investment strategy in the multi-family sector is to acquire properties below replacement cost in growing supply constrained communities where, over the long-term, rents are expected to increase above the rate of inflation. A typical property acquisition will range between 50 to 350 units or a $3.0 million to $35.0 million purchase price. Vukota Capital Management’s multifamily portfolio consists of at least four properties worth over $21 million.

The initial proceeds from the Vukota Wind River Place Investment were used by Vukota Capital Management for the acquisition of a stabilized 120-unit apartment complex located at 919-935 N. 19th Street, Colorado Springs, CO 80904 (the “Vukota Wind River Place Property”). Wind River Place is centrally located in Colorado Springs within an established neighborhood that is conveniently located near shopping, downtown, military instillations, and Interstate 25.

Pursuant to the agreements governing the Vukota Wind River Place Controlled Subsidiary (the “Vukota Wind River Place Operative Agreements”), our consent is required for all major decisions regarding the Vukota Wind River Place Property. The Vukota Wind River Place Controlled Subsidiary is required to redeem our Vukota Wind River Place Investment by September 1, 2025 (the “Vukota Wind River Place Redemption Date”). In the event that the Vukota Wind River Place Controlled Subsidiary Investment is not redeemed by the Vukota Wind River Place Redemption Date, pursuant to the Vukota Wind River Place Operative Agreements, we have the right, in our discretion, to force the sale of the Vukota Wind River Place Property outright. The Vukota Wind River Place Controlled Subsidiary may redeem our Vukota Wind River Place Controlled Subsidiary Investment in whole or in part without penalty during the term of the Vukota Wind River Place Investment.

Vukota Wind River Place GP, LLLP closed on the acquisition on August 25, 2015 with a 10-year, fixed-rate permanent loan with Freddie Mac with a principal balance of $6.1 million, as well as with equity of $1.1 million. The property will appreciate in value with ongoing rent increases as the senior debt is paid off prior to an exit via refinancing or sale by September 2025.

Vukota Capital Management closed on the acquisition of the Vukota Wind River Place Property in August 2015, at a purchase price of $7,505,000.

The Vukota Wind River Place Property was constructed in 1973. The complex consists of 120 total residential units in 5 three- story apartment buildings with a total net rentable area of approximately 73,680 square feet. Additional amenities at the Property include a community courtyard with BBQ grills, on-site laundry, and close proximity to public transit. The Property apartment buildings are wood framed on below grade concrete slabs.

Pursuant to the agreements governing the Vukota Wind River Place Investment, we are entitled to receive a 12% per annum economic return, with 12% per annum to be paid current on a quarterly basis. Based on the purchase price of the Vukota Wind River Place Property, the Vukota Wind River Place Investment features an 85.6% LTV (aggregate with senior debt).

The principal of Vukota has provided the holders of the Vukota Wind River Place Investment with standard carve-out and springing guaranties.

As the Vukota Wind River Place Investment was purchased from National Commercial Real Estate Trust, an affiliate of our Manager, the Independent Representative reviewed and approved of the transaction prior to its consummation.

Located in El Paso County and just 60 miles south of Denver, Colorado Springs is the second largest metropolitan area in Colorado. Known for its natural attractions and mild climate, the Springs area experiences 300 days of sunshine annually. The community’s beautiful setting and high quality-of-life has helped to build a growing community of academic, government, high-tech, non-profit, and defense-related businesses.

Technology, health care, financial services, nonprofits, and light manufacturing companies make up the bulk of Colorado Springs employment. The local economy is one of the strongest in the United States, with an unemployment rate of only 5.3%. The Greater Colorado Springs Economic Dev. Corp. estimates that military and defense- related employers make up just over a third of the metropolitan area’s economy, with four major military installations which include Schriever AFB (8,000+), FT. Carson (26,000+), Peterson AFB (NORAD) (6,000+), and US Air Force Academy (2,000+).

Colorado Springs is an attractive market for businesses, particularly high-tech and medical-related companies, due to the high quality of life and highly educated workforce. Recently, MoneyRates.com ranked Colorado Springs the 5th “Best Place to Live,” and 5th in “Ten Places Where Rents Are On The Rise” by Huffington Post. The cost of living in Colorado Springs is just below the national average, while Denver to the north is just above the average.

The same quality-of-life features that make Colorado Springs attractive to employers looking to recruit and retain high-quality workers also bring substantial tourism to the region. The city-owned Garden of the Gods Park is one of the area’s most popular recreation spots, and the famed Broadmoor hotel hosts thousands of tourists and vacationers monthly from all over the world. Historic Colorado City and Manitou Springs, contiguous to Colorado Springs, attract many people looking for a taste of the Old West, and the casinos at nearby Cripple Creek are a popular draw as well. Other significant attractions include the U.S. Olympic Training Center, Pikes Peak, and the United States Air Force Academy.

Colorado Springs has recently experienced some of the strongest apartment fundamentals in the past 15 years. Recent market vacancy was 4.8%, with market-wide rent growth of 6.0%.